

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Tony Nick
Chief Executive Officer
Clancy Systems International, Inc.
2250 S. Oneida, #308
Denver, Colorado 80224

> **Re: Clancy Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2019**
> **Filed December 16, 2019**
> **Form 10-K/A for the Fiscal Year Ended September 30. 2019**
> **Filed February 19, 2020**
> **File No. 033-04882-D**

Dear Mr. Nick:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology